August 20, 2024

Jianshuang Wang
Co-Chief Executive Officer
NuZee, Inc.
2865 Scott St. Suite 107
Vista, California 92081

       Re: NuZee, Inc.
           Registration Statement on Form S-1
           Filed August 9, 2024
           File No. 333-281450
Dear Jianshuang Wang:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenna Hough at 202-551-3063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Bonnie Bai